Exhibit 12.1

	Year Ended					Six Months Ended
	January 31,	January 25,	January 26,	January 27,	January 29,	July 31,
	2016	2015	2014	2013	2012	2016
	(In thousands)
Earnings:
Income before income taxes	$743,013	$754,836	$510,254	$662,039	$663,396	$558,141
Add:
Interest expense	46,587	46,133	10,443	3,294	3,089	23,461
Interest portion of rental expense (a)	15,132	15,778	14,584	12,798	12,647	7,459

Earnings as adjusted	$804,732	$816,747	$535,281	$678,131	$679,132	$589,061

Fixed Charges:
Interest expense	$46,587	$46,133	$10,443	$3,294	$3,089	$23,461
Interest portion of rental expense (a)	15,132	15,778	14,584	12,798	12,647	7,459

Total fixed charges	$61,719	$61,911	$25,027	$16,092	$15,736	$30,920

Ratio of earnings to fixed charges	13.04	13.19	21.39	42.14	43.16	19.05

(a)	Assumed to be one-third of rental expense.